August 2, 2021

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-148723 and 811-22172)

Cboe Vest Bitcoin Target Volatility Strategy Fund

Dear Ms. Stojic:

This letter provides the response of World Funds Trust (the “Trust”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were provided in telephone conversations during the week of July 26, 2021. The comments relate to a post-effective amendment to the registration statement of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933, and the Investment Company Act of 1940 (the “1940 Act”), each as amended (the “Amendment”), and several correspondence filings also relating to the Amendment. The Amendment was filed to register a new series of the Trust, the Cboe Vest Bitcoin Target Volatility Strategy Fund (the “Fund”), which will be renamed as the Cboe Vest Bitcoin Managed Volatility Strategy Fund. Generally, the comments provided by the Staff requested that the principal investment strategies disclosures of the Fund be revised to conform to the Commission’s Plain English principles. The Trust has attempted to revise the principal strategies consistent with our conversations. Enclosed with this letter is a revised prospectus for the Fund in a redline format.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com